UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

              Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

              Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐ No ☒

              Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐ No ☒

ICL GROUP LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL Announces Private Placement of an additional $93.1 Million of Senior Notes due 2038 in Consideration of $120 Million

Item 1

ICL Announces Private Offering of an additional $93.1 Million Senior Notes due 2038 in Consideration of $120 Million

Tel Aviv, Israel, December 3, 2020 – ICL (NYSE & TASE: ICL) announced today the offering (the “offering”) to a qualified institutional buyer in a private placement pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), of an additional $93.1 million aggregate principal amount of its 6.375% senior unsecured notes due 2038 (the “additional notes”), at a price of $1.29 per $1.00 principal amount, resulting in total proceeds of about $120 million. The placement is expected to settle on December 3, 2020, subject to customary closing conditions. The additional notes will be part of the same series as the previously issued $600 million aggregate principal amount of ICL’s 6.375% senior unsecured notes due 2038 (the “initial notes” and, together with the additional notes, the “notes”).  The additional notes will have terms identical to the initial notes, except with respect to the date of issuance, the issue price, the initial interest accrual date and the initial interest payment date, and the additional notes and the initial notes will be treated as a single class of securities under the indenture governing the notes.  Application has been made to list the additional notes on the system of the Tel Aviv Stock Exchange for trading by institutional investors, known as TACT Institutional.

ICL intends to use the net proceeds from the offering for general corporate purposes, which could include acquisitions, debt repayment, capital expenditures or investments.

The additional notes have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Unless they are registered under the Securities Act or the securities law of any applicable state, Israel or any other jurisdiction, the additional notes may not be offered or sold within the United States, Israel or to, or for the benefit of, U.S. Persons (as defined in Regulation S under the Securities Act), or to any Israeli persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, applicable state securities laws, the Israeli Securities Law, 1968 and applicable laws of other jurisdictions.

The additional notes described in this announcement are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the additional notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the additional notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This announcement is for informational purposes only and is not an offer to sell or the solicitation of an offer to purchase the notes, nor shall it constitute an offer, solicitation or sale of the notes in any state or jurisdiction in which such offer, solicitation or purchase would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements
This announcement contains forward-looking statements as to ICL’s expectations concerning the offering, but actual results could vary based on conditions in the capital markets and other factors described under “Risk Factors” in ICL’s Annual Report on Form 20-F for the year ended December 31, 2019 and in subsequent filings on Current Reports on Form 6-K. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in ICL’s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.
By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: December 3, 2020